Exhibit 23.3

CONSENT OF SMITH TRAVEL RESEARCH

We hereby consent to the use of the name of our firm in the Registration Statement on Form S-11 and related prospectus, and any amendments thereto (collectively, the “Registration Statement”), of MHI Hospitality Corporation for the registration of its initial public offering of its common shares of beneficial interest, and the inclusion of market data collected and/or prepared by our firm with respect to our market study for the U.S. lodging industry wherever appearing in the Registration Statement, including but not limited to the references to our firm under the headings “Market Data” and “Our Business and Properties—Industry Overview.”

Dated September 8, 2004	SMITH TRAVEL RESEARCH

	By:	/S/ BRIAN FERGUSON
Brian Ferguson
Vice President – Product Development